UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2019
Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2019.

On August 15, 2019, the registrant issued a press release pertaining to its results of operations for the six month period ended June 30, 2019 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By /s/ Carlos A. Boero Hughes

Name: Carlos A. Boero Hughes

Title: Chief Financial Officer and Chief Accounting Officer

Date: August 15, 2019

	Adecoagro´s gross sales during 6M19 reached 382.1 million, 2.8% higher year-over-year. Adjusted EBITDA totaled $145.3 million

2Q19 Earning Release Conference Call

English Conference Call
Luxembourg, August 15, 2019 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading agro-industrial company in South America, announced today its results for the second quarter ended June 30, 2019. The financial information contained in this press release is based on unaudited condensed consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 27 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this report.

August 16, 2019
9 a.m. (US EST)
10 a.m. (Buenos Aires and Sao Paulo time)
3 p.m. Luxemburg

Tel: +1 (412) 317-6366	Highlights

Participants calling from other countries outside the US	Financial & Operating Performance
	$ thousands	2Q19	2Q18	Chg%	6M19	6M18	Chg%
Tel: +1 (844) 435-0324	Gross Sales	219,974	215,919	1.9%	382,072	371,486	2.8%
Participants calling from the US	Net Sales (1)	209,875	206,436	1.7%	363,641	354,401	2.6%
	Adjusted EBITDA (2)
Investor Relations	Farming & Land Transformation	10,468	61,200	(82.9)%	42,410	80,031	(47.0)%
Charlie Boero Hughes	Sugar, Ethanol & Energy	81,601	80,886	0.9%	112,798	128,874	(12.5)%
CFO	Corporate Expenses	(5,081)	(5,081)	—%	(9,919)	(9,960)	(0.4)%
Juan Ignacio Galleano	Total Adjusted EBITDA	86,988	137,005	(36.5)%	145,289	198,945	(27.0)%
IR Manager	Adjusted EBITDA Margin (2)	41.4%	66.4%	(37.7)%	40.0%	56.1%	(28.7)%
	Adj. EBITDA Margin net of 3rd party commercialization.(3)	46.1%	67.6%	(31.8)%	41.6%	56.9%	(26.9)%
	Net Income	23,262	(21,429)	n.a	21,027	(10,533)	n.a
Email	Farming Planted Area (Hectares)	23,262.0	232,796	(0.2)%	232,238	232,796	(0.2)%
ir@adecoagro.com	Sugarcane Plantation Area (Hectares)	163,391	149,237	9.5%	163,391	149,237	9.5%

	• 2Q19 Adjusted EBITDA(3) was $86.9 million, marking a 36.5% decrease year-over-year. Adjusted EBITDA margin net of 3rd party commercialization, reached 46.1%.
Website:
www.adecoagro.com
	• Gross sales reached $219.9 million in 2Q19, 1.9% higher year-over year.

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 27 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
(3) Adjusted EBITDA margin excluding third party commercialization activities is defined as the consolidated Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party sugar, grains and energy, divided by consolidated gross sales net of those generated by the commercialization of third party sugar, grains and energy. We net 3rd party commercialization results to highlight the margin generated by our own production.

Financial & Operational Performance Highlights

◦
In our Sugar, Ethanol & Energy business, Adjusted EBITDA reached $81.6 million in 2Q19, 0.9% higher compared to the same period of last year. This increase is mainly explained by: (i) the maximization of ethanol production mix (75% of total TRS produced), extracting the higher value per ton crushed, (ii) higher energy revenues mainly driven by the 35.9% increase in selling volumes; and (iii) the 6.7% reduction in total production costs, on cents per pound basis, due to the combined effect of higher crushing activities coupled with enhanced industrial efficiencies. These positive effects were partially offset by a reduction of $9.9 million in the mark-to-market effect of our sugar derivatives position, when compared to the same period last year, result of a smaller position as we are maximizing ethanol production.

On a year-to-date basis, Adjusted EBITDA totaled $112.8 million, marking a 12.5% or $16.1 million decrease compared to 6M18. Adjusted by the non - operating results ("Other operating income" and "Changes in fair value - Unharvested"), Adjusted EBITDA for the first half of 2019 totaled $110.3 million, 3.1% or $3.3 million higher compared to the same period of last year. Higher operational margins were mainly explained by the reduction in production costs. Total production costs decreased by 7.4% on a cents per pound basis, as a result of our ongoing focus on enhancing agricultural and industrial efficiencies.

◦
Adjusted EBITDA for the Farming and Land Transformation businesses reached $10.5 million in 2Q19, $50.7 million or 82.9% lower year-over-year. However, $36.2 million is explained by the fact that no farm sale was made during 2Q19, compared to 2Q18 when we sold Rio de Janeiro and Conquista farms generating $36 million

On an accumulated basis, Adjusted EBITDA in our Farming business (excluding Land Transformation) totaled $33.0 million, $10.8 million lower year-over-year. The reasons for the decrease vary from business to business. However, overall, lower average selling grain prices offset enhanced efficiencies reflected in the reduction of production costs.

In the Rice business, higher margins were explained by higher selling volumes. This increase was mainly explained by our commercial decision to postpone export sales during the 2018 fourth quarter. At the same time, enhanced efficiencies at the mills´ processing capacity further contribute to the increase in volumes.

In the Dairy business, higher selling prices and volumes were responsible for the increase in financial performance. Raw milk prices increased as a result of the shortage of raw milk due to weather related issues. Thanks to our confined free stall system, milk production was not affected allowing us to fully profit from higher prices. In addition, production volumes increased 17.1% as a result of the increase in our average cow herd.

Regarding the recently acquired milk processing facilities, by March we concluded a successful takeover. After fine tunning the equipment and preparing the operating teams, both plants are currently performing and delivering good financial results, favored by a strong demand of the domestic market. At the same time, the plants provide us with the necessary flexibility to benefit from international prices of powder milk.

Adjusted EBITDA for our Crops business totaled $8.4 million during the first semester of 2019, $15.8 million or 65.2% lower compared to the same period of last year. Higher yields, enhanced operational efficiencies and a cost dilution as a result of the year-over-year depreciation of the Argentine peso, was fully offset by lower average selling prices and by a lower harvested area as of June 30, compared to the same period of last year.

◦
Net Income in 2Q19 was a gain of $23.3 million, compared to a $21.4 million loss recorded during the same period of last year. The $54.3 million increase was primarily explained by the $147.2 million difference generated in "Financial Results". The $2.9 million gain recognized in 2Q19, is explained by the 2.0% nominal appreciation of the Argentine Peso, in sharp contrast with the 43.2% nominal depreciation registered during the second quarter of 2018, which resulted in a $121.2 million loss. The nominal appreciation of the Brazilian Real, in turn, further contribute to explain the difference. This positive result was partially offset by the $53 million lower Adjusted EBITDA generation.

◦
Adjusted Net Income, a concept we introduced in 2018 excludes, by definition, (i) any non-cash result derived from bilateral exchange variations, (ii) any revaluation result from the hectares held as investment property, (iii) any inflation accounting result; and includes (iv) any gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland (the latter is already included in Adj. EBITDA) and (v) revaluation surplus of farmland sold. We believe Adjusted Net Income is a more appropriate metric to reflect the Company´s performance. Adjusted Net Income reached $15.3 million for 6M19, 85.4% lower year-over-year. This was mainly explained by: (i) $53.7 million lower EBITDA, primarily driven by lower farmland sales, (ii) higher depreciation expenses due to the expansion in sugarcane area; and (iii) higher accrued taxes.

Adjusted Net Income
$ thousands	2Q19	2Q18	Chg %	6M19	6M18	Chg %
Net Income	23,262	(21,429)	n.a	21,027	(10,533)	n.a
Foreign exchange losses, net	(7,299)	115,924	n.a	12,897	125,272	(89.7)%
Cash flow hedge - transfer from equity	4,380	5,226	(16.2)%	11,981	7,327	63.5%
Inflation Accounting Effects	(24,230)	—	n.a	(42,016)	—	n.a
Revaluation Result - Investment Property	4,773	(12,770)	(137.4)%	3,437	(15,922)	n.a
Revaluation surplus of farmland sold	—	—	n.a	8,022	—	n.a
Adjusted Net Income	886	86,951	(99)%	15,348	106,144	(85.5)%

Strategy Execution
Weather Update - Mato Grosso do Sul

◦
During July, a frost in Brazil affected most of the cane area in the Center-South region, including part of our cane plantation at the cluster. After thoroughly scouting out affected area (approximately 20%) we expect a 5% reduction in crushing activities for the year. However, neither EBITDA nor cash generation should be compromised. Thanks to our continuous focus in enhancing efficiencies and upgrading our industrial assets, we were able to increase our daily ethanol production capacity by 400 thousand liters. Considering the constructive ethanol price scenario going forwards, we are confident that the combination of higher production coupled with a less aggressive carrying strategy, will offset the impact of lower crushing operations, due to the combined effect of the frost and dry weather

Development of new technologies at the Cluster

◦
In line with our focus on continue enhancing operational efficiencies that contribute to further reduce production costs, we are developing and already implementing new agricultural and industrial technologies.

There are two projects to increase agricultural productivity, Pre Sprouted Seedling (Muda Pre-Brotada) coupled with Meiosi; and the Automation of the Agricultural Process. The first one allows us to (i) speed up the multiplication of sugarcane varieties, (ii) increase yields; (iii) increase the cane area available for crushing; and most importantly (iv) reduce average distances in the planting process. We expect the combination of all these advantages will likely lead to a considerable reduction in planting costs. This technology will be applied to almost two thirds of the planted area for the year. As for the second project, it is already fully implemented and consists of the on-line tracking of all the agricultural machinery and operations logistics. This allows us to reduce idle time and fuel consumption of our equipment. We are currently working on the implementation of 4G technology in our fields to further improve connectivity and the monitoring of the operations.

Market Overview

◦
Ethanol prices started the quarter on a high note driven by low inventories and rising demand, which led prices to reach the highest point of the year. Following the normal seasonal trend of accelerating pace of the C-S harvest, prices lost strength in May, . Even with such drop, hydrous prices remained in line with previous quarter while anhydrous by 5%. Compared to 2Q18, both hydrous and anhydrous improved by 7.0% and 10.0% respectively. Ethanol fundamentals remain constructive for the following months, especially as hydrous demand has increased by 30.0% since the beginning of the 19/20 harvest, according to UNICA.

◦
Sugar prices continued to trade within a narrow range during Q2 2019. Prices were, on average, 3.0% higher than 2Q18 and 3.0% lower than 1Q19. Weather concerns in both India and Thailand resulted in lower production forecast for the 2019/20 cycle. Also, CS Brazil millers focused their production mix towards ethanol, as sugar prices continued to trade well below the ethanol parity. High stocks continue to weigh on the market. The large delivery against the ICE # 11 July 2019 was perceived as a signal of high stocks/weak destination demand. Going forward, the market participants are paying attention on the recent weather issues in the Northern Hemisphere, which could be supportive to prices. However, the Indian government decisions on exports quotas/subsidies and the recent turbulent macro scenario could potentially curb prices to rally.

◦
Energy spot prices in the southeast region of Brazil during 2Q19 were 43.0% lower than 2Q18.  In April, energy prices were 180 BRL/MWh, 135 BRL/MWh in May, and 78 BRL/MWh in June.  Prices increase in July and August  due to the lack of rains  reached 185 BRL/MWh and  200BRL/Mwh respectively. The consumption is in line with last year. The level of the southeast reservoirs was  47.62% by the  end of June, 7.06%  higher than the same period of 2018 (40.56%).

◦
Soybean prices traded almost flat during 2Q19. Corn increased 13.0% in the quarter due to planting delays in the US due to abundant rainfalls. Market volatility continues as the trade war between the US and China unfolds, while China´s grain demand is reduced as a result of the spread of the Asian Swine Fever.

Operational Performance
2018/19 Harvest Year

Farming Production Data
Planting & Production	Planted Area (hectares)			2018/19 Harvested Area			Yields (Tons per hectare)
	2018/19	2017/18	Chg %	Hectares	% Harvested	Production	2018/19	2017/18	Chg %
Soybean	47,690	58,119	(17.9)%	47,679	100.0%	150,362	3.2	2.2	44.5%
Soybean 2nd Crop	25,620	23,150	10.7%	25,620	100.0%	36,863	1.4	1.2	22.1%
Corn (1)	43,396	45,894	(5.0)%	30,095	69.3%	205,464	6.8	5.0	37.7%
Corn 2nd Crop	4,458	10,847	(58.9)%	745	16.7%	4,414	5.9	3.2	87.8%
Wheat (2)	40,210	36,533	10.1%	40,210	100.0%	114,809	2.9	2.2	31.0%
Sunflower	3,825	2,869	33.3%	3,824	100.0%	5,937	1.6	1.8	(14.0)%
Cotton	5,316	3,132	69.7%	—	—%	—	—	—	n.a
Peanut	15,479	9,375	65.1%	15,479	100.0%	47,738	3.1	2.2	41.7%
Total Crops	185,993	189,918	(2.1)%	163,654	88.0%	565,588			n.a
Rice	39,308	40,289	(2.4)%	39,308	100.0%	239,779	6.1	6.9	(11.2)%
Total Farming	225,301	230,207	(2.1)%	202,962	90.1%	805,367
Owned Croppable Area	113,509	124,733	(9.0)%
Leased Area	86,307	72,115	19.7%
Second Crop Area	32,422	35,948	(9.8)%
Total Farming Area	232,238	232,796	(0.2)%
	Milking Cows (Average Heads)			Milk Production (MM liters)(1)			Productivity (Liters per cow per day)
Dairy	2Q19	2Q18	Chg %	2Q19	2Q18	Chg %	2Q19	2Q18	Chg %
Milk Production	8,992	7,440	20.9%	28.6	24.1	18.8%	34.9	35.5	(1.7)%

(1) Includes chia.
(2) Includes barley.

As of August 1st, 2019, 90.1% of our total planted area was successfully harvested. The remaining hectares are expected to be harvested by early August. Yields were significantly higher compared to the previous harvest season. Indeed, 2017/18 yields were affected by the severe drought that hit Argentina during summer months. Enhanced efficiencies at farm level further explain the increase.

Crops Update

Soybean 1st crop: As of the end of July, we harvested 47,679 hectares of soybean crop, totaling 150,362 tons of total production. Average yield, reached 3.2 tons per hectare, 44.5% higher compared to the previous harvest season.

Corn: 30,095 hectares of corn were harvested, representing 69.3% of total planted area. Early corn is fully harvested with 29.0% higher yields. As for the late corn, 18,572 hectares were harvested, representing 58.0% of total planted area. So far, obtained yields reached 6.8 tons per hectare. We expect yields to remain at these levels since we expect good weather conditions going forward.

Peanut: The harvest for peanut has ended with average yields of 3.1 tons per hectare. Quality conditions of the crop were optimum, leveraging the industrial process performance.

Farming & Land Transformation Financial Performance

Farming & Land transformation business - Financial highlights
$ thousands	2Q19	2Q18	Chg %	6M19	6M18	Chg %
Gross Sales
Farming	90,557	95,478	(5.2)%	162,620	153,134	6.2%
Total Sales	90,557	95,478	(5.2)%	162,620	153,134	6.2%
Adjusted EBITDA (1)
Farming	10,468	24,973	(58.1)%	33,034	43,804	(24.6)%
Land Transformation	—	36,227	n.a	9.376	36,227	(74.0)%
Total Adjusted EBITDA (1)	10,468	61,200	(82.7)%	42,410	80,031	(46.9)%
Adjusted EBIT (1)
Farming	6,361	23,439	(72.9)%	25,115	40,426	(37.9)%
Land Transformation	—	36,227	n.a	1,354	36,227	(96.0)%
Total Adjusted EBIT (1)	6,361	59,666	(89.3)%	26,370	76,653	(65.5)%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 26 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
Year-to-date, Adjusted EBITDA in the Farming and Land Transformation businesses reached $42.4 million , $37.6 million, or 46.9% lower year-over-year. The decrease in financial performance is primarily explained by the $26.9 million lower results generated from farm sales coupled with lower commodity prices.
The Rice business had higher margins during the first half of the year, driven by the first quarter´s dynamics. The combination of carried stocks coupled with enhanced industrial efficiencies allowed us to increase processing activities and thus, selling volumes.
For the Crops business, we generated an Adjusted EBITDA of $8.4 million during the first semester, 65.2% or $15.8 million lower compared to the same period of last year. This decrease is mainly explained by the combination of lower commodity prices, coupled with lower results from the mark-to-market effect of our commodity hedge position.
Regarding our Dairy business, higher production and selling volume coupled with higher average selling prices were responsible for the increase in financial performance. A shortage of milk due to weather related issues, led to price increase and enhanced margins. Our free stall system, milk production was not affected allowing us to fully profit from higher prices. At the same time, higher selling volumes were driven by the 17.5% increase in our average cow herd, as we continue populating our third free-stall facility.
The company completed the sale of Alto Alegre farm resulting in an Adj. EBITDA of $9.4 million, a 74.0% decrease compared to the results generated by the sale of Rio de Janeiro and Conquista farms during 6M18.

Crops Segment

Crops - Highlights
	metric	2Q19	2Q18	Chg %	6M19	6M18	Chg %
Gross Sales	$ thousands	38,829	46,811	(17.1)%	72,946	80,512	(9.4)%
	tons	177,601	161,431	10.0%	363,938	319,867	13.8%
	$ per ton	218.6	290.0	(24.6)%	200.4	251.7	(20.4)%
Adjusted EBITDA	$ thousands	2,969	14,355	(79.3)%	8,435	24,204	(65.2)%
Adjusted EBIT	$ thousands	1,779	14,019	(87.3)%	6,292	23,407	(73.1)%

Adjusted EBITDA in our Crops segment totaled $8.4 million during the first semester of 2019, $15.8 million or 65.2% lower compared to the same period of last year. This decrease was driven by the $3.8 higher loss derived from the mark-to-market effect of our commodity hedge position, coupled with the $11.5 million difference in changes in net realizable value and initial recognition in changes in fair value of biological assets. These two lines capture the margin throughout the entire production process until the final commodity is sold. Higher yields, enhanced operational efficiencies; and a cost dilution as a result of the year-over-year depreciation of the Argentine peso, were fully offset by lower average selling prices and by a lower harvested area as of June 30, compared to the same period of last year.
Crop sales in 2Q19 were $38.8 million, 17.1% lower year-over-year. Lower commodity prices fully offset higher selling volumes for most of our crops, as a result of higher yields.

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	2Q19	2Q18	Chg %	2Q19	2Q18	Chg %	2Q19	2Q18	Chg %
Soybean	13,852	37,196	(62.8)%	58,447	106,075	(44.9)%	237	303	(21.7)%
Corn (1)	15,461	7,764	99.1%	104,659	49,997	109.3%	148	160	(7.5)%
Wheat (2)	1,976	1,769	11.7%	10,047	4,529	121.9%	197	137	43.1%
Sunflower	3,198	273	1,071%	4,448	830	435.6%	n.m.	330	n.a
Cotton Lint	—	—	n.a	—	—	n.a	n.a	n.a	n.a
Others	4,342	(191)	n.a	—	—
Total	38,829	46,811	(17.1)%	177,601	161,431	10.0%

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	6M19	6M18	Chg %	6M19	6M18	Chg %	6M19	6M18	Chg %
Soybean	18,397	48,912	(62.4)%	76,411	144,796	(47.2)%	241	338	(28.7)%
Corn (1)	35,529	21,379	66.2%	234,829	135,280	73.6%	151	158	(4.3)%
Wheat (2)	9,006	6,204	45.2%	46,104	36,807	25.3%	195	169	15.9%
Sunflower	3,812	983	287.8%	6,594	2,983	121.1%	578	330	75.4%
Cotton Lint	—	—	n.a	—	—	n.a	n.a	n.a	n.a
Others	6,202	3,034	104.4%		—
Total	72,946	80,512	(9.4)%	363,938	319,867	13.8%

(1) Includes sorghum and peanut
(2) Includes barley

The table on next page shows the gains or losses from crop production generated during the first six month of 2019. A total of 185,993 hectares were planted in the 2018/19 crop season. As of June 30, 2019, total Changes in Fair Value, which reflects the margin of both the crops that have already been harvested and the expected margin of those that are still on the ground with significant biological growth, was $22.3 million , compared to $23.8 million generated during the same period last year. As explained above, the main drivers for the decrease in margins were lower commodity prices at harvest.

Crops - Changes in Fair Value Breakdown - as of June 30, 2019
6M19	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Peanut	Total

2018/19 Harvest Year
Total Planted Area	Hectares	47,690	25,620	43,396	4,458	40,210	3,825	5,316	15,479	185,993
Area planted in initial growth stages	Hectares	—	—	—	—	—	—	—	—	—
Area planted with significant biological growth	Hectares	638	1,528	24,897	4,458	—	—	5,316	4,098	40,934
Changes in Fair Value 6M19 from planted area 2018/19 (ii)	$ thousands	164	(124)	3,341	(56)	—	—	(404)	450	3,370
Area harvested in current period	Hectares	47,935	24,092	18,499	—	2,751	3,825	—	11,381	108,483
Area harvested in previous periods	Hectares	—	—	—	—	37,459	—	—	—	37,459
Changes in Fair Value 6M19 from harvested area 2018/19 (i)	$ thousands	5,519	2,806	4,183	—	82	(160)	(241)	6,694	18,883
Total Changes in Fair Value in 6M19	$ thousands	5,683	2,682	7,524	(56)	82	(160)	(645)	7,145	22,253

Rice Segment

Rice - Highlights
	metric	2Q19	2Q18	Chg %	6M19	6M18	Chg %
Gross Sales	$ thousands	29,725	40,863	(27.3)%	59,136	56,211	5.2%
Sales of white rice	thousand tons	54	67	(19.2)%	111	86	30.0%
	$ per ton	424	438	(3.2)%	423	453	(6.7)%
	$ thousands	22,869	29,218	(21.7)%	47,033	38,760	21.3%
Sales of By-products	$ thousands	6,856	11,645	(41.1)%	12,103	17,451	(30.6)%
Adjusted EBITDA	$ thousands	3,083	7,673	(59.8)%	17,112	14,456	18.4%
Adjusted EBIT	$ thousands	1,245	6,752	(81.6)%	13,498	12,497	8.0%
Area under production	hectares	40,417	40,279	0.3%	40,417	40,279	0.3%

Rice Mills
Total Processed Rough Rice(1)	thousand tons	50.0	53.0	(6.6)%	95.0	83.0	14.1%
Ending stock - White Rice	thousand tons	16.0	18.0	(12.2)%	16.0	18.0	(12.2)%
(1) Expressed in white rice equivalent.

Rice sales during the first half of the year totaled $59.1 million, 5.2%% higher compared to the same period of last year. This increase was mainly explained by our commercial decision to postpone export sales during the fourth quarter. At the same time, enhanced efficiencies at the mills´ processing capacity further contribute to higher selling volumes. Lower selling prices were a consequence of diverting more sales into the export market. Export sales do not necessarily imply lower margins vis-a-vis domestic sales, as associated SG&A expenses are lower. Indeed, we registered $5.5 million lower SG&A expenses during 6M19 compared to the same period last year.
In our farm operations, we harvested 38,067 hectares of rice with an average yield of 6.1 tons per hectare. The rice harvest resulted in Changes in Fair Value of $14.7 million, compared to $12.7 million last season. The 15.7% increase in farming margins, captured in the Changes in Fair Value line, is mainly explained by lower costs in dollar terms, as a result of the depreciation of the Argentine peso, in real terms.

Dairy Segment

Dairy - Highlights
	metric	2Q19	2Q18	Chg %	6M19	6M18	Chg %
Gross Sales	$ thousands (1)	21,646	7,344	194.7%	29,756	15,607	90.7%
	million liters (2)	30.5	20.8	46.8%	57.3	43.6	31.4%
	$ per liter (3)	0.36	0.31	15.0%	0.34	0.32	6.8%
Adjusted EBITDA	$ thousands	4,666	2,653	102.5%	7,443	4,957	50.2%
Adjusted EBIT	$ thousands	3,536	2,396	47.6%	5,276	4,396	20.0%
Milking Cows	Average Heads	8,992	7,440	20.9%	8,665	7,371	17.5%
Cow Productivity	Liter/Cow/Day	34.9	35.5	(1.7)%	35.4	35.5	(0.4)%
Total Milk Produced	million liters	28.6	24.1	18.8%	55.5	47.4	17.1%
(1) includes sales of powdered milk, cream, electricity, culled cows; and processed dairy products
(2) Includes sales of fluid milk to third parties and powder milk sales expressed in milk equivalent
(3) Sales price includes the sale of fluid milk and whole milk powder and excludes cattle and whey sales

Milk production reached 55.5 million liters during 6M19, 8.1 million or 17.1% higher compared to the same period of last year. This increase is attributable to the 17.5% increase in our dairy cow herd as we continue populating our third free-stall dairy facility. Cow productivity remained at very high levels, reaching 35.4. liters per cow per day.

Adjusted EBITDA reached $7.4 million, 50.2% higher year-over-year. This increase is mainly explained by higher average selling prices as a result of the milk shortage, specifically during April and May, due to weather related issues; coupled with higher production levels
The industrial processing has reaced break even due to a successful take over and turn around of the operations. There are still things to fine tune, but we feel very optimistic about the many opportunities we have going forward and we expect the facilities at Morteros and Chivilcoy to deliver positive results sooner than originally expected.

All Other Segments

All Other Segments - Highlights
	metric	2Q19	2Q18	Chg %	6M19	6M18	Chg %
Gross Sales	$ thousands	357	460	(22.4)%	782	804	(2.7)%
Adjusted EBITDA	$ thousands	(250)	272	n.a	44	187	(76.5)%
Adjusted EBIT	$ thousands	(298)	292	n.a	(50)	126	n.a
All Other Segments primarily encompasses our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities.
Adjusted EBITDA for All Other Segment during 6M19 was $50 thousand, n.a lower than 6M18.

Land transformation business

Land transformation - Highlights
	metric	2Q19	2Q18	Chg %	6M19	6M18	Chg %
Adjusted EBITDA	$ thousands	—	36,227	n.a	9,376	36,227	(74.1)%
Reverse of revaluation surplus derived from disposal of assets	$ thousands	—	—	n.a	(8,022)	—	n.a
Adjusted EBIT	$ thousands	—	36,227	n.a	1,354	36,227	(96.3)%
Land sold	Hectares	—	9,300	n.a	6,080	9,300	(34.6)%
Adjusted EBITDA for our Land Transformation business during 6M19 totaled 9.4 million, due to the sale of Alto Alegre farm during the first quarter of 2019.
Over the last 12 years, we have been able to generate gains of over $200 million. Monetizing a portion our land transformation gains allows us to redeploy the capital into higher yielding activities, enabling us to continue growing and enhancing shareholder value.

Operational Performance

Sugar, Ethanol & Energy - Selected Information
	metric	2Q19	2Q18	Chg %	6M19	6M18	Chg %
Milling
Sugarcane Milled	tons	4,032,123	3,792,480	6.3%	5,384,273	5,316,316	1.3%
Own Cane	tons	3,890,223	3,588,296	8.4%	5,234,517	5,098,400	2.7%
Third Party Cane	tons	141,899	204,184	(30.5)%	149,756	217,916	(31.3)%
Production
TRS Equivalent Produced	tons	531,739	489,763	8.6%	682,098	662,997	2.9%
Sugar	tons	128,196	120,979	6.0%	131,547	141,342	(6.9)%
Ethanol	M3	233,983	213,743	9.5%	320,649	303,726	5.6%
Hydrous Ethanol	M3	157,968	144,676	9.2%	222,797	219,231	1.6%
Anhydrous Ethanol	M3	76,015	69,068	10.1%	97,852	84,495	15.8%
Sugar mix in production	%	25%	27%	(7.4)%	20%	23%	(13.0)%
Ethanol mix in production	%	75%	73%	2.7%	80%	77%	3.9%
Energy Exported (sold to grid)	MWh	265,531	229,666	15.6%	383,347	301,430	27.2%
Cogen efficiency (KWh sold per ton crushed)	KWh/ton	65.9	61.0	8.7%	71.0	57.0	25.6%
Agricultural Metrics
Harvested own sugarcane	tons	3,890,223	3,588,296	8.4%	5,234,517	5,098,400	2.7%
Harvested area	Hectares	47,019	39,142	20.1%	61,629	53,206	15.8%
Yield	tons/hectare	83	92	(9.8)%	85	96	(11.5)%
TRS content	kg/ton	127	124	2.4%	122	120	1.7%
TRS per hectare	kg/hectare	10,513	11,404	(7.8)%	10,370	11,471	(9.6)%
Mechanized harvest	%	98.6%	98.4%	0.2%	98.9%	98.8%	0.1%
Area
Sugarcane Plantation	hectares	163,391	149,237	9.5%	163,391	149,237	9.5%
Expansion & Renewal Area	hectares	11,788	9,970	18.2%	19,347	15,504	24.8%

Weather in Mato Grosso do Sul during the second quarter continued to be dry, hurting yields but enabling us to accelerate the pace of crushing and make up for the slowdown during the first quarter. Indeed, average rains for the period reached 124 mm, while total crushing totaled 4.0 million, marking a 6.3% increase year-over-year.

Year-to-date, a total of 5.4 million tons of sugarcane have been crushed, 1.3% higher than 6M18. Considering crushing volumes during 1Q19 were lower than those of 1Q18, the increase during the first half of the year is fully explained by the second quarter´s dynamics.

Production mix during the quarter continued to favor ethanol to profit from higher relative prices (hydrous and anhydrous ethanol traded at a cts/lb 14.62 and cts/lb 15.9, 19.3% and 29.7% premium to sugar, respectively). Indeed, 75% of total TRS produced was diverted to ethanol, 2.7% higher compared to the previous year. Ethanol production, as a result, marked a 9.5% increase in year-over-year. On an accumulated basis, ethanol production was driven by: (i) a higher alcohol content in the cane, (ii) minor investments in the industrial process, including the accumulation in storage tanks that enable us to store sugar molasses (a sub-product of the sugar production process). This allows us to produce ethanol during rainy days - when no cane is being crushed - thus maximizing total ethanol production. At the same time, higher TRS production further contribute to explain the increase.

Exported energy totaled 383 thousand MWH during the first half of the year, 27.2% higher compared to the same period of 2018. The larger bagasse availability during the second quarter as a result of higher crushing volumes coupled with the carried over stock from previous quarters, explain the increase. Our cogeneration efficiency ratio during 6M19 was 71 KWh per ton crushed, an all-time record. Indeed, we maximized energy production by (i) burning bagasse carried over from last year; and (ii) by burning wood chips during 1Q19.

In terms of agricultural productivity, sugarcane yields during the first half of the year reached 85 tons/ha, above the region´s average. Year-over-year, however, it resulted in an 11.5% reduction. Dry weather conditions and a significant lower proportion of 18 months cane were responsible for lower yields.

As of June 30, 2019, our sugarcane plantation consisted of 163,391 hectares, marking a 9.5% growth year-over-year. Sugarcane planting continues to be a key strategy to supply our mills with quality sugarcane at low cost. During 6M19 we planted a total of 19,347 hectares of sugarcane. Of this total area, 9,701 hectares correspond to expansion areas planted to supply our growing milling capacity and 9,646 hectares correspond to areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

Financial Performance

Sugar, Ethanol & Energy - Highlights
$ thousands	2Q19	2Q18	Chg %	6M19	6M18	Chg %
Net Sales (1)	119,318	110,958	7.5%	201,021	201,267	(0.1)%
Margin on Manufacturing and Agricultural Act. Before Opex	54,531	47,590	14.6%	82,269	68,766	19.6%
Adjusted EBITDA	81,601	80,886	0.9%	112,798	128,874	(12.5)%
Adjusted EBITDA Margin	68.4%	72.9%	(6.2)%	56.1%	64.0%	(12.4)%
Adjusted EBITDA Margin (net of third party commercialization)	69.1%	60.8%	13.7%	55.6%	60.8%	(8.6)%
(1) Net Sales are calculated as Gross Sales net of sales taxes.

Net sales in 2Q19 reached $119.3 million, 7.5% higher than 2Q18.This increase was primarily driven by higher ethanol selling volumes, due to the combination of higher TRS production and a lower inventory carry toward the second half of the year. These effects were partially offset by the 2.7% reduction in average selling prices, measured in USD fully explained by the BRL depreciation.
On a year-to-date basis, net sales totaled $201.0 million, in line with the same period of last year.
Adjusted EBITDA during 6M19 was $112.8 million, $16.1 million or 12.5% lower compared to 6M18. Once adjusted by the non - operating results ("Other operating income" and "Changes in fair value-Unharvested "), EBITDA for the first half of 2019 totaled $110.3 million, 3.1% or $3.3 million higher compared to the same period of last year. Higher gross margins were explained by the reduction in production costs. Total production costs decreased by 7.4% on a cents per pound basis, as a result of our ongoing focus on enhancing agricultural and industrial efficiencies, (please refer to page 19 for more information)
The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

Sugar, Ethanol & Energy - Net Sales Breakdown (1)
	$ thousands				Units			($/unit)
	2Q19	2Q18	Chg %	2Q19	2Q18	Chg %	2Q19	2Q18	Chg %
Sugar (tons)(2)	26,555	32,622	(18.6)%	90,291	105,814	(14.7)%	294	308	(4.6)%
Ethanol (cubic meters)	77,165	62,736	23.0%	173,940	137,653	26.4%	444	456	(2.7)%
Energy (Mwh)(3)	15,598	15,600	—%	315,884	232,364	35.9%	49	67	(26.4)%
TOTAL	119,318	110,958	7.5%
	$ thousands				Units			($/unit)
	6M19	6M18	Chg %	6M19	6M18	Chg %	6M19	6M18	Chg %
Sugar (tons)(2)	37,229	52,086	(28.5)%	122,287	160,209	(23.7)%	304	325	(6.4)%
Ethanol (cubic meters)	139,852	129,598	7.9%	313,238	254,552	23.1%	446	509	(12.3)%
Energy (Mwh)(3)	23,940	19,583	22.2%	430,920	304,129	41.7%	56	64	(13.7)%
TOTAL	201,021	201,267	(0.1)%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes.
(2) Includes commercialization of third party sugar: 21.3k tons ($6.9m) in 2Q19, 42.0k tons ($13.8); and 28.6k tons ($11.9m) in 2Q18, 60.0k tons ($23.8) in 6M18.
(3) Includes commercialization of energy from third parties.
Year to date, ethanol selling volumes have increased 23.1%. This incrase is due to our strategic decision to maximize ethanol production to profit from higher relative prices. Hydrous and anhydrous ethanol traded, during the first half of the year, at cts/lb 14.9 and cts/lb 15.8 or 19.5% and 26.9% premium to sugar. Measured in US dollar, ethanol prices went down by 12.3% year-over-year. However, this is fully explained by the 11.7% depreciation of the Brazilian Real.
In the case of energy, selling volumes reached 430,920 MWh during the first semester, marking a 41.7% increase compared to 6M18. This is fully explained by (i) the large bagasse availability as a result of higher inventories carried from 4Q18, (ii) our decision of burning wood chips during 1Q19; coupled with (iii) higher crushing activities.

The full maximization of ethanol production, resulted in a 23.7% reduction in sugar sales volumes compared to the same period of last year. At the same time, average selling prices is USD fell to cts/lb 12.9 (excluding third party commercialization), resulting in a 28.5% reduction in net sales.

As shown on the next page, total production costs excluding depreciation and amortization for the six-month period of 2019 reached 6.3 cents per pound, 7.4% lower year-over-year (excluding the impact of the adoption of IFRS 16). Industrial costs, on a cents per pound basis, were reduced by 21.4% as a result of (i) higher crushing volumes, (ii) enhanced industrial efficiencies; and (iii) the depreciation of the BRL. At the same time, these positive effects were partially offset by the 2.5% higher agricultural costs driven by lower yields on higher area.

Sugar, Ethanol & Energy - Production Costs
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	2Q19	2Q18	Chg %	2Q19	2Q18	Chg %
Industrial costs	23,089	27,238	(15.2)%	2.1	2.7	(22.2)%
Industrial costs	19,969	22,906	(12.8)%	1.8	2.3	(21.7)%
Cane from 3rd parties	3,120	4,332	(28.0)%	0.3	0.4	(25.0)%
Agricultural costs	84,682	76,337	10.9%	7.8	7.7	1.3%
Harvest costs	32,368	32,644	(0.8)%	3.0	3.3	(9.1)%
Cane depreciation	24,166	20,055	20.5%	2.2	2.0	10.0%
Agricultural Partnership Costs	9,979	9,343	6.8%	0.9	0.9	—%
Maintenance costs	18,169	14,295	27.1%	1.7	1.4	21.4%
Production Costs	107,771	103,576	4.1%	10.0	10.4	(3.8)%
Depreciation & Amortization	(48,015)	(43,969)	9.2%	(4.4)	(4.4)	—%
Production Costs (Net of D&A)	59,756	59,607	0.3%	5.5	6.0	(8.3)%
Total Production Costs (Excl. D&A e IFRS 16)	60,925	59,607	2.2%	5.6	6.0	(6.7)%
(1) For comparison purposes, agricultural partnership costs for 2Q19 are calculated with previous standard (agricultural partnership costs of $11,148).

Sugar, Ethanol & Energy - Production Costs
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	6M19	6M18	Chg %	6M19	6M18	Chg %
Industrial costs	31,074	37,292	(16.7)%	2.2	2.8	(21.4)%
Industrial costs	27,738	32,545	(14.8)%	2.0	2.4	(16.7)%
Cane from 3rd parties	3,336	4,747	(29.7)%	0.2	0.4	(50.0)%
Agricultural costs	128,137	121,027	5.9%	9.2	9.0	2.5%
Harvest costs	45,272	47,283	(4.3)%	3.3	3.5	(5.7)%
Cane depreciation	30,911	28,064	10.1%	2.2	2.1	4.8%
Agricultural Partnership Costs	18,462	16,227	13.8%	1.3	1.2	8.3%
Maintenance costs	33,492	29,453	13.7%	2.4	2.2	9.1%
Production Costs	159,211	158,319	0.6%	11.5	11.8	(2.5)%
Depreciation & Amortization	(70,698)	(66,619)	6.1%	(5.1)	(5.0)	2.0%
Production Costs (Net of D&A)	88,513	91,700	(3.5)%	6.4	6.8	(5.9)%
Total Production Costs (Excl. D&A e IFRS 16)	87,648	91,700	(4.4)%	6.3	6.8	(7.4)%

Sugar, Ethanol & Energy - Changes in Fair Value
$ thousands	2Q19	2Q18	Chg %	6M19	6M18	Chg %
Sugarcane Valuation Model current period	58,335	70,785	(17.6%)	58,335	70,785	(17.6)%
Sugarcane Valuation Model previous period	57,684	84,982	(32.1%)	47,475	93,177	(49.0)%
Total Changes in Fair Value	651	(14,197)	n.a	10,860	(22,393)	n.a

Total Changes in Fair Value of Unharvested Biological Assets (what is currently growing on the fields and will be harvested during the next 12 months) represented a $11 million gain. This is fully attributable to the increase in Consecana price as a result of higher expected sugar prices.

Corporate Expenses

Corporate Expenses
$ thousands	2Q19	2Q18	Chg %	6M19	6M18	Chg %
Corporate Expenses	(5,065)	(5,081)	(0.3)%	(9,919)	(9,960)	(0.4)%
Adecoagro’s corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarter staff, certain professional fees, travel expenses, and office lease expenses, among others. As shown in the table above, corporate expenses for 6M19 were $9.9 million, 0.4% lower compared to 6M18.

Other Operating Income

Other Operating Income
$ thousands	2Q19	2Q18	Chg %	6M19	6M18	Chg %
Gain from the sale of subsidiaries	—	36,227	n.a.	—	36,227	n.a.
Gain / (Loss) from commodity derivative financial instruments	644	12,352	n.m.	(2,731)	32,142	(108.5)%
(Loss) from forward contracts	(530)	—	n.a.	(530)	—	n.a.
Gain from disposal of other property items	(222)	(177)	25.4%	152	(57)	(366.7)%
Net Gain from FV Adjustment in Investment Property	(4,773)	12,770	(137.4)%	(3,437)	15,922	n.a.
Other	(1,795)	2,291	(178.4)%	(3,990)	1,317	n.a.
Total	(6,294)	63,463	n.a.	(8,682)	85,551	n.a.
Other Operating Income for 6M19 reported a loss of $8.7 million compared to a gain of $85.6 million. This decrease is mainly related to the $34.4 million lower registered gain from farm sales, coupled with the $34.8 million lower result derived from the mark-to-market of our commodity hedge position.

Commodity Hedging
Adecoagro’s financial performance is affected by the volatile price environment inherent in agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices by locking-in margins and stabilizing cash flows.
The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

Commodity Hedge Position - as of March 31, 2019
	Consolidated Hedge Position
Farming		Avg. FAS Price	CBOT FOB	Results Booked in FY2018
	Volume (1)	USD/Ton	USD/Bu	$ thousands
2018/2019 Harvest season
Soybeans	181,989	289.9	1,120.9	(8)
Corn	188,114	147.9	396.4	(3)
2019/2020 Harvest season
Soybeans	46,952	243.3	956.0	1,522
Corn	80,137	150.0	462.3	2,110

	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB	Results Booked in FY2018
	Volume (1)	USD/Unit	Cents/Lb	$ thousands
2019/2020 Harvest season
Sugar (tons)	219,050	325.0	14.7	(5,008)
Ethanol (m3)	213,567	448.7	n.a	(38)
Energy (MW/h) (2)	742,862	65.2	n.a	—
2020/2021 Harvest season
Sugar (tons)	39,827	309.1	14.0	—
Ethanol (m3)	—	—	—	—
Energy (MW/h) (2)	368,976	66.5	n.a	—

(2) Energy prices were converted to USD at an exchange rate of BRL/USD 4.0

Financial Results

Financial Results
$ thousands	2Q19	2Q18	Chg %	6M19	6M18	Chg %
Interest Expenses, net	(15,976)	(11,995)	33.2%	(27,324)	(23,162)	18.0%
Cash Flow Hedge - Transfer from Equity	(4,380)	(5,226)	(16.2%)	(11,981)	(7,327)	63.5%
FX (Losses), net	7,299	(115,924)	n.a.	(12,897)	(125,272)	(89.7%)
Gain/loss from derivative financial Instruments	(33)	(5,301)	n.a.	278	(6,759)	n.a.
Taxes	(1,059)	(1,018)	4.0%	(1,820)	(2,068)	(12.0%)
Finance Cost - Right-of-use Assets	(1,664)	—	n.a.	(3,587)	—	n.a
Inflation accounting effects	24,230	—	n.a.	42,016	—	n.a.
Other Expenses, net	(2,386)	(171)	n.m	(2,309)	(258)	n.m
Total Financial Results	6,031	(139,635)	(104.3)%	(17,624)	(164,846)	(89.3)%

Net financial results in 2Q19 totaled a gain of $6.0 million compared to a loss of $139.6 million in 2Q18. These results are primarily composed of Foreign exchange gain and inflation accounting effects, as explained below:

(i)
Foreign exchange losses (composed of “Cash Flow Hedge - Transfer from Equity (1) and “Fx Gain/Loss line” items) reflect the impact of foreign exchange variations on our dollar denominated monetary assets and liabilities.

The $2.9 million gain is explained by the 2.0% nominal appreciation of the Argentine Peso, in sharp contrast with the 43.2% nominal depreciation registered during the second quarter of 2018, which resulted in a $121.2 million loss. At the same time, and further contributing to the foreign exchange gain, the Brazilian Real appreciated 1.7% during the quarter. These results are non-cash in nature and do not impact the net worth of the Company, in US dollars.

(ii)
Inflation accounting effects reflect the results derived from the exposure of our net monetary position to inflation. In this line, monetary assets generate a loss when exposed to inflation while monetary liabilities generate a gain, every time inflation reduces the owed balance, in real terms. During 2Q19, since we had a negative net monetary position (monetary liabilities were higher than monetary assets), we registered a $24.2 million gain.

(1) Effective July 1, 2014, Adecoagro formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars and foreign currency forward contracts. Cash flow hedge accounting permits that gains and losses arising from the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting Adecoagro's Risk Management Policy.

Indebtedness

Net Debt Breakdown
$ thousands	2Q19	1Q19	Chg %	2Q18	Chg %
Farming	242,897	213,430	13.8%	177,307	37.0%
Short term Debt	166,242	137,112	21.2%	86,210	92.8%
Long term Debt	76,655	76,318	0.4%	91,097	(15.9)%
Sugar, Ethanol & Energy	670,319	672,527	(0.3)%	633,614	5.8%
Short term Debt	40,505	38,188	6.1%	59,212	(31.6)%
Long term Debt	629,814	634,339	(0.7)%	574,402	9.6%
Total Short term Debt	206,747	175,300	17.9%	145,422	42.2%
Total Long term Debt	706,469	710,657	(0.6)%	665,498	6.2%
Gross Debt	913,216	885,957	3.1%	810,920	12.6%
Cash & Equivalents	137,990	156,889	(12.0)%	144,708	(4.6)%
Net Debt	775,226	729,068	6.3%	666,212	16.4%
EOP Net Debt / Adj. EBITDA LTM	2.97x	2.34x	26.7%	1.83x	61.9%

From a seasonality point of view, the first semester has the highest working capital requirements, since during this period all of our crops are planted and harvested and incur most of our costs. As we finished harvesting and started to collect sales throughout third quarter, we expect to reduce working capital invested and debt.
Adecoagro´s net debt as of 2Q19 was $775 million, marking a 16.4% increase compared to 2Q18. The increase was mainly driven by higher investments in our farming businesses; specifically the acquisition of the industrial facilities (both dairy and peanuts) which were mainly financed with cash from operations.
Our net debt ratio (Net Debt / EBITDA) reached 2.97x. We consider our balance sheet to be in a solid position, considering not only the adequate debt levels but also its long term tenor. At the same time, we expect the ratio to decrease as we enter the second semester due to the combined effect of lower working capital requirements and higher EBITDA generation.
Cash and equivalents as of June 30, 2019, stood at $138 million , 4.6% lower compared to the same period of last year, as we financed working capital needs and more capital expenditures during the quarter.

Capital Expenditures & Investments

$ thousands	2Q19	2Q18	Chg %	6M19	6M18	Chg %
Farming & Land Transformation	5,954	11,035	(46.0)%	65,644	18,156	261.6%
Expansion	5,047	9,756	(48.3)%	60,972	16,397	271.8%
Maintenance	908	1,279	(29.1)%	4,672	1,759	165.7%
Sugar, Ethanol & Energy	44,223	40,104	10.3%	111,683	95,721	16.7%
Maintenance	26,423	28,080	(5.9)%	75,567	66,968	12.8%
Planting	13,507	14,420	(6.3)%	24,649	25,199	(2.2)%
Industrial & Agricultural Machinery	12,915	13,660	(5.5)%	50,918	41,769	21.9%
Expansion	17,800	12,024	48.0%	36,117	28,753	25.6%
Planting	14,283	11,662	22.5%	25,929	18,684	38.8%
Industrial & Agricultural Machinery	3,518	362	872.5%	10,188	10,069	1.2%
Total	50,177	51,139	(1.9)%	177,327	113.877	55.7%
Adecoagro’s capital expenditures during 6M19 totaled $177.3 million, 55.7% higher compared to the same period of last year.
Farming & Land Transformation businesses accounted for 36.6% or $65.6 million of total capex in 6M19. The increase is mainly driven by the expansion capex in the Dairy and Crops businesses. These investments were related to the acquisition of the two milk processing facilities and two brands from SanCor; and to the peanut processing facility we acquired from Olam.
The Sugar, Ethanol and Energy business accounted for 63.6% or $111.7 million of total capex. Expansion capex reached $36.1 million, mainly as a result of the investments related to the increase in nominal crushing capacity and to new sugarcane hectares planted to supply the growing industrial capacity. Maintenance capex, in turn, reached $75.6 million, 12.8% higher than the previous year. In order to keep up with our operating efficiencies, we are renewing our agricultural machinery. At the same time, part of the yearly maintenance capex was advanced during 1Q19, as a result of lower crushing activities.

Inventories

End of Period Inventories
		Volume			thousand $
Product	Metric	2Q19	2Q18	% Chg	2Q19	2Q18	% Chg
Soybean	tons	131,734	129,604	1.6%	27,491	34,661	(20.7)%
Corn (1)	tons	46,848	70,243	(33.3)%	5,846	9,033	(35.3)%
Wheat (2)	tons	27,710	15,329	80.8%	5,847	3,237	80.6%
Sunflower	tons	1,379	2,180	(36.7)%	805	735	9.5%
Cotton	tons	49	—	n.a	27	—	n.a
Rice	tons	15,930	18,134	(21.7)%	5,693	4,703	21.1%
Peanut	tons	8,048	—	n.a	6,273	—	n.a
Sugar	tons	64,653	56,295	14.8%	15,381	13,079	17.6%
Ethanol	m3	110,254	115,697	(4.7)%	38,313	39,369	(2.7)%
Fluid milk ( UHT )	th.lts	3,215	—	n.a	1,698	—	n.a
Milk powder	tons	354	—	n.a	1,290	—	n.a
Others	tons	5,714	—	n.a	1,797	—	n.a
Total		415,070	408,650	1.6%	110,461	104,817	5.4%
(1) Includes sorghum.
(2) Includes barley.
(3) Expressed in white rice equivalent

Variations in inventory levels between 2Q19 and 2Q18 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) production mix between different crops and in yields obtained, (iii) different percentage of area harvested during the period, and (iv) commercial strategy or selling pace for each product.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including the expansion of our sugarcane cluster in Mato Grosso do Sul and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures, including our recent acquisitions in the Dairy business; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:

•	Adjusted EBITDA

•	Adjusted EBIT

•	Adjusted EBITDA margin

•	Net Debt

•	Net Debt to Adjusted EBITDA

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making and as a means to evaluate period-to-period.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.

Adjusted EBITDA, Adjusted EBIT & Adjusted EBITDA margin
Our Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets, net gain from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results; (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets; and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations. (See Item 5. “Operating and Financial Review and Prospects - A. Operating Results - Critical Accounting Policies and Estimates" in our Annual Report on Form 20-F for the year ended December 31, 2018)
We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations before financing and taxation as per segment information for the year, as applicable, before depreciation of property, plant and equipment and amortization of intangible assets; and (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets;. and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
 We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation of property plan and equipment and amortization of intangible assets), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 29.

Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of long- and short-term debt less cash and cash equivalents. This measure is widely used by management and investment analysts and we believe it shows the financial strength of the Company
Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.
We believe that this metric provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

Reconciliation - Net Debt
$ thousands	2Q19	1Q19	Chg %	2Q18	Chg %
Total Borrowings	913,216	885,957	3.1%	810,920	12.6%
Cash and Cash equivalents	137,990	156,889	(12.0)%	144,708	(4.6)%
Net Debt	775,226	729,068	6.3%	666,212	6.3%

We define Adjusted Net Income as (i) Profit/ (Loss) of the period/year before net gain from fair value adjustments of investment property land; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both Exchange Differences and Cash Flow Hedge Transfer from Equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item. “Reserve from the sale of non-controlling interests in subsidiaries”, plus (iv) the reversal of the aforementioned income tax effect, plus (v) any inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either Revaluation surplus or Retained earnings.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our Equity. In effect, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the Equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the Equity of the Company, since it reduces/increases the income tax to be paid in each country; which is why we decided to add back the income tax effect to the Adjusted Net Income considering this tax effect.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.

Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similarly titled measures used by other companies. Adjusted Net Income is not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

Adjusted Net Income
$ thousands	2Q19	2Q18	Chg %	6M19	6M18	Chg %
Net Income	23,262	(21,429)	n.a	21,027	(10,533)	n.a
Foreign exchange losses, net	(7,299)	115,924	n.a	12,897	125,272	(89.7)%
Cash flow hedge - transfer from equity	4,380	5,226	(16.2)%	11,981	7,327	63.5%
Inflation Accounting Effects	(24,230)	—	n.a	(42,016)	—	n.a
Revaluation Result - Investment Property	4,773	(12,770)	(137.4)%	3,437	(15,922)	n.a
Revaluation surplus of farmland sold	—	—	n.a	8,022	—	n.a
Adjusted Net Income	886	86,951	(99.0)%	15,348	106,144	(85.5)%

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 2Q19
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	38,829	29,725	21,646	357	90,557	129,417	—	—	219,974
Cost of goods sold and services rendered	(38,432)	(22,164)	(18,571)	(223)	(79,390)	(83,319)	—	—	(162,709)
Initial recog. and changes in FV of BA and agricultural produce	12,412	898	2,793	(364)	15,739	8,433	—	—	24,172
Gain from changes in NRV of agricultural produce after harvest	(4,135)	—	—	—	(4,135)	—	—	—	(4,135)
Margin on Manufacturing and Agricultural Act. Before Opex	8,674	8,459	5,868	(230)	22,771	54,531	—	—	77,302
General and administrative expenses	(1,082)	(1,608)	(965)	(44)	(3,699)	(6,321)	—	(4,729)	(14,749)
Selling expenses	(2,263)	(5,727)	(1,505)	(23)	(9,518)	(16,586)	—	(163)	(26,267)
Other operating income, net	(3,550)	121	138	(4,774)	(8,065)	1,961	—	(189)	(6,293)
Profit from Operations Before Financing and Taxation	1,779	1,245	3,536	(5,071)	1,489	33,585	—	(5,081)	29,993
Net gain from Fair value adjustment of Investment property	—	—	—	4,773	4,773	—	—	—	4,773
Adjusted EBIT	1,779	1,245	3,536	(298)	6,262	33,585	—	(5,081)	34,766
(-) Depreciation and Amortization	1,190	1,838	1,130	48	4,206	48,016	—	—	52,222
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—			—
Adjusted EBITDA	2,969	3,083	4,666	(250)	10,468	81,601	—	(5,081)	86,988
Reconciliation to Profit/(Loss)
Adjusted EBITDA									86,988
(+) Depreciation									(52,222)
(+) Financial result, net									6,031
(+) Revaluation Result - Investment Property									(4,773)
(+) Income Tax (Charge)/Benefit									(15,472)
(+)Revaluation surplus of farmland sold									—
(+) Translation Effect (IAS 21)									2,710
Profit/(Loss) for the Period									23,262

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 2Q18
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	46,811	40,863	7,344	460	95,478	120,441	—	—	215,919
Cost of goods sold and services rendered	(46,593)	(29,816)	(6,939)	(320)	(83,668)	(80,879)	—	—	(164,547)
Initial recog. and changes in FV of BA and agricultural produce	5,879	2,081	3,250	189	11,399	8,028	—	—	19,427
Gain from changes in NRV of agricultural produce after harvest	8,039	—	—	—	8,039	—	—	—	8,039
Margin on Manufacturing and Agricultural Act. Before Opex	14,136	13,128	3,655	329	31,248	47,590	—	—	78,838
General and administrative expenses	(1,135)	(1,148)	(1,102)	(10)	(3,395)	(6,384)	—	(4,933)	(14,712)
Selling expenses	(1,594)	(5,375)	(141)	(47)	(7,157)	(16,111)	—	(50)	(23,318)
Other operating income, net	2,612	147	(16)	12,770	15,513	11,821	36,227	(98)	63,463
Profit from Operations Before Financing and Taxation	14,019	6,752	2,396	13,042	36,209	36,916	36,227	(5,081)	104,271
Net gain from Fair value adjustment of Investment property				(12,770)	(12,770)				(12,770)
Adjusted EBIT	14,019	6,752	2,396	272	23,439	36,916	36,227	(5,081)	91,501
(-) Depreciation and Amortization	336	921	257	20	1,534	43,970	—	—	45,504
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—	—	—
Adjusted EBITDA	14,355	7,673	2,653	292	24,973	80,886	36,227	(5,081)	137,005
Reconciliation to Profit/(Loss)
Adjusted EBITDA									137,005
(+) Depreciation									(45,504)
(+) Financial result, net									(139,635)
(+) Revaluation Result - Investment Property									12,770
(+) Income Tax (Charge)/Benefit									13,935
(+)Revaluation surplus of farmland sold									—
(+) Translation Effect (IAS 21)									—
Profit/(Loss) for the Period									(21,429)

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 6M19
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	72,946	59,136	29,756	782	162,620	219,452	—	—	382,072
Cost of goods sold and services rendered	(73,543)	(44,674)	(26,426)	(526)	(145,169)	(143,425)	—	—	(288,594)
Initial recog. and changes in FV of BA and agricultural produce	22,312	14,742	5,535	(142)	42,447	6,242	—	—	48,689
Gain from changes in NRV of agricultural produce after harvest	(2,708)	—	—	—	(2,708)	—	—	—	(2,708)
Margin on Manufacturing and Agricultural Act. Before Opex	19,007	29,204	8,865	114	57,190	82,269	—	—	139,459
General and administrative expenses	(2,451)	(3,415)	(1,883)	(85)	(7,834)	(11,452)	—	(9,304)	(28,590)
Selling expenses	(3,851)	(12,557)	(1,988)	(72)	(18,468)	(28,365)	—	(242)	(47,075)
Other operating income, net	(6,413)	266	282	(3,444)	(9,309)	(353)	1,354	(373)	(8,681)
Profit from Operations Before Financing and Taxation	6,292	13,498	5,276	(3,487)	21,579	42,099	1,354	(9,919)	55,113
Net gain from Fair value adjustment of Investment property	—	—	—	3,437	3,437	—	—	—	3,437
Adjusted EBIT	6,292	13,498	5,276	(50)	25,016	42,099	1,354	(9,919)	58,550
(-) Depreciation and Amortization	2,143	3,614	2,167	94	8,018	70,699	—	—	78,717
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	8,022	—	8,022
Adjusted EBITDA	8,435	17,112	7,443	44	33,034	112,798	9,376	(9,919)	145,289
Reconciliation to Profit/(Loss)
Adjusted EBITDA									145,289
(+) Depreciation									(78,717)
(+) Financial result, net									(17,624)
(+) Revaluation Result - Investment Property									(3,437)
(+) Income Tax (Charge)/Benefit									(18,189)
(+)Revaluation surplus of farmland sold									8,022
(+) Translation Effect (IAS 21)									(14,317)
Profit/(Loss) for the Period									21,027

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 6M18
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	80,512	56,211	15,607	804	153,134	218,352	—	—	371,486
Cost of goods sold and services rendered	(80,589)	(46,273)	(14,979)	(540)	(142,381)	(143,114)	—	—	(285,495)
Initial recog. and changes in FV of BA and agricultural produce	23,773	12,703	5,500	4	41,980	(6,472)	—	—	35,508
Gain from changes in NRV of agricultural produce after harvest	7,348	—	—	—	7,348	—	—	—	7,348
Margin on Manufacturing and Agricultural Act. Before Opex	31,044	22,641	6,128	268	60,081	68,766	—	—	128,847
General and administrative expenses	(2,040)	(2,458)	(1,493)	(50)	(6,041)	(14,035)	—	(9,808)	(29,884)
Selling expenses	(2,995)	(7,968)	(201)	(90)	(11,254)	(28,330)	—	(60)	(39,644)
Other operating income, net	(2,602)	282	(38)	15,920	13,562	35,854	36,227	(92)	85,551
Profit from Operations Before Financing and Taxation	23,407	12,497	4,396	16,048	56,348	62,255	36,227	(9,960)	144,870
Net gain from Fair value adjustment of Investment property				(15,922)	(15,922)				(15,922)
Adjusted EBIT	23,407	12,497	4,396	126	40,426	62,255	36,227	(9,960)	128,948
(-) Depreciation and Amortization	797	1,959	561	61	3,378	66,619	—	—	69,997
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—	—	—
Adjusted EBITDA	24,204	14,456	4,957	187	43,804	128,874	36,227	(9,960)	198,945
Reconciliation to Profit/(Loss)									—
Adjusted EBITDA									198,945
(+) Depreciation									(69,997)
(+) Financial result, net									(164,846)
(+) Revaluation Result - Investment Property									15,922
(+) Income Tax (Charge)/Benefit									9,443
(+)Revaluation surplus of farmland sold									—
(+) Translation Effect (IAS 21)									—
Profit/(Loss) for the Period									(10,533)

Consolidated Statement of Income

Statement of Income
$ thousands	2Q19	2Q18 (*)	Chg %	6M19	6M18 (*)	Chg %

Sales of goods and services rendered	227,786	215,919	5.5%	387,601	371,486	4.3%
Cost of goods sold and services rendered	(169,257)	(164,547)	2.9%	(293,195)	(285,495)	2.7%
Initial recognition and changes in fair value of biological assets and agricultural produce	28,300	19,427	45.7%	51,468	35,508	44.9%
Changes in net realizable value of agricultural produce after harvest	(3,958)	8,039	(149.2)%	(2,602)	7,348	(135.4)%
Margin on manufacturing and agricultural activities before operating expenses	82,871	78,838	5.1%	143,272	128,847	11.2%
General and administrative expenses	(16,155)	(14,712)	9.8%	(29,616)	(29,884)	(0.9)%
Selling expenses	(27,761)	(23,318)	19.1%	(48,133)	(39,644)	21.4%
Other operating income, net	(6,251)	63,463	(109.8)%	(8,682)	85,551	(110.1)%
Profit from operations before financing and taxation	32,704	104,271	(68.6)%	56,841	144,870	(60.8)%
Finance income	1,832	1,837	(0.3)%	4,765	4,843	(1.6)%
Finance costs	(20,032)	(141,472)	(85.8)%	(64,406)	(169,689)	(62.0)%
Other financial results - Net gain of inflation effects on the monetary items	24,230	—	n .a	42,016	—	n .a
Financial results, net	6,030	(139,635)	(104.3)%	(17,625)	(164,846)	(89.3)%
(Loss)/Profit before income tax	38,734	(35,364)	(209.5)%	39,216	(19,976)	(296.3)%
Income tax benefit/(expense)	(15,472)	13,935	(211.0)%	(18,189)	9,443	(292.6)%
(Loss)/Profit for the period	23,262	(21,429)	(208.6)%	21,027	(10,533)	(299.6)%
(*) Prior periods have been recast to reflect the Company’s change in accounting policy for investment properties as described in Note 29 of our Interim Financial Statement as of June 30, 2019.

Condensed Consolidated Statement of Cash Flow

Statement of Cashflows
$ thousands	2Q19	2Q18 (*)	Chg %	6M19	6M18 (*)	Chg %

Cash flows from operating activities:
(Loss) / Profit for the year	23,262	(21,429)	(208.6)%	21,027	(10,533)	(299.6)%
Adjustments for:
Income tax expense	15,472	(13,935)	(211.0)%	18,189	(9,443)	(292.6)%
Depreciation	52,532	45,246	16.1%	78,510	69,474	13.0%
Amortization	370	258	43.4%	698	523	33.5%
Depreciation of right of use assets	11,571	—	n . a	21,982	—	n . a
Gain from the disposal of other property items	84	177	(52.5)%	(278)	57	(587.7)%
Gain from the sale of farmland and other assets	—	(36,227)	n . a	(1,472)	(36,227)	(95.9)%
Acquisition of subsidiaries	—	—	n . a	(149)	—	n . a
Net loss / (gain) from the Fair value adjustment of Investment properties	4,762	(12,770)	(100.0)%	3,482	(15,922)	(100.0)%
Equity settled share-based compensation granted	245	1,199	(79.6)%	1,623	2,544	(36.2)%
Loss / (gain) from derivative financial instruments	(668)	(8,565)	(92.2)%	2,379	(25,137)	(109.5)%
Interest and other financial expense, net	17,772	11,919	49.1%	30,893	23,144	33.5%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(3,159)	1,800	(275.5)%	(28,854)	(7,496)	284.9%
Changes in net realizable value of agricultural produce after harvest (unrealized)	4,065	(6,953)	(158.5)%	4,580	(7,863)	(158.2)%
Provision and allowances	2,252	247	811.7%	2,252	276	715.9%
Net gain of inflation effects on the monetary items	(24,230)	—	n . a	(42,016)	—	n . a
Foreign exchange losses, net	(7,299)	115,924	(106.3)%	12,897	125,272	(89.7)%
Cash flow hedge – transfer from equity	4,380	5,226	(16.2)%	11,981	7,327	63.5%
Subtotal	101,411	82,117	23.5%	137,724	115,996	18.7%

Changes in operating assets and liabilities:
(Increase) in trade and other receivables	(8,596)	(21,819)	(60.6)%	(16,585)	(54,218)	(69.4)%
(Increase) in inventories	(66,875)	(64,684)	3.4%	(69,427)	(82,485)	(15.8)%
Decrease / (Increase) in biological assets	27,353	23,229	17.8%	45,880	32,561	40.9%
(Increase) / Decrease in other assets	(159)	(73)	117.8%	(156)	(67)	132.8%
Decrease / (Increase) in derivative financial instruments	7,335	15,078	(51.4)%	5,389	27,657	(80.5)%
Increase in trade and other payables	(11,869)	4,549	(360.9)%	(22,744)	(9,150)	148.6%
Increase in payroll and social security liabilities	(1,202)	(1,037)	16%	9	2,653	(100)%
(Decrease) / Increase in provisions for other liabilities	63	(95)	(166.3)%	(111)	(316)	(64.9)%
Net cash generated from operating activities before taxes paid	47,461	37,265	27.4%	79,979	32,631	145.1%
Income tax paid	(1,127)	(766)	47.1%	(1,251)	(897)	39.5%
Net cash generated from operating activities	46,334	36,499	26.9%	78,728	31,734	148.1%

Condensed Consolidated Statement of Cash Flow
Statement of Cashflows
$ thousands	2Q19	2Q18 (*)	Chg %	6M19	6M18 (*)	Chg %

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	66	—	n . a	750	—	n . a
Purchases of property, plant and equipment	(56,459)	(50,529)	11.7%	(175,616)	(112,947)	55.5%
Purchase of cattle and non current biological assets	(2,478)	(1,651)	50.1%	(3,941)	(3,115)	26.5%
Purchases of intangible assets	(1,415)	(1,693)	(16.4)%	(8,060)	(2,149)	275.1%
Interest received	1,452	1,779	(18.4)%	3,581	4,242	(15.6)%
Proceeds from sale of property, plant and equipment	1,103	238	363.4%	1,435	746	92.4%
Proceeds from sale of farmlands	—	5,207	(100.0)%	5,833	5,207	12.0%
Proceeds from the sale of farmland and other assets	(57,731)	(46,649)	23.8%	(176,018)	(108,016)	63.0%

Cash flows from financing activities:
Proceeds from long-term borrowings	2,125	42,001	(94.9)%	10,141	50,729	(80.0)%
Payments of long-term borrowings	(25,382)	(56,793)	(55.3)%	(57,449)	(62,867)	(8.6)%
Proceeds from short-term borrowings	72,397	102,877	(29.6)%	148,511	142,212	4.4%
Payments of short-term borrowings	(30,410)	(98,612)	(69.2)%	(67,939)	(122,546)	(44.6)%
Interest paid	(9,287)	(5,325)	74.4%	(31,927)	(26,360)	21.1%
Payment of derivatives financial instruments	153	548	(72.1)%	710	358	98.3%
Lease Payments	(17,731)	—	n . a	(32,051)	—	n . a
Purchase of own shares	—	(2,233)	(100.0)%	—	(15,725)	(100.0)%
Dividends paid to non-controlling interest	(603)	—	n . a	(603)	(1,195)	(49.5)%
Net cash (used) / generated from financing activities	(8,738)	(17,537)	(50.2)%	(30,607)	(35,394)	(13.5)%
Net increase / (decrease) in cash and cash equivalents	(20,135)	(27,687)	(27.3)%	(127,897)	(111,676)	14.5%
Cash and cash equivalents at beginning of period	156,889	183,775	(14.6)%	273,635	269,195	1.6%
Effect of exchange rate changes and inflation on cash and cash equivalents	1,236	(11,380)	(110.9)%	(7,748)	(12,811)	(39.5)%
Cash and cash equivalents at end of year	137,990	144,708	(4.6)%	137,990	144,708	(4.6)%

(*) Prior periods have been recast to reflect the Company’s change in accounting policy for investment properties as described in Note 29 of our Interim Financial Statement as of June 30, 2019.

(a) Includes 11,067 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(b) Includes (5,730) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(c) Includes 2,627 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(d) Includes (7,964) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.

Non-cash investing and financing for the acquisition of Girasoles del Plata S.A. (formerly CHS Agro S.A.) is as follows.

Condensed Consolidated Statement of Financial Position

Statement of Financial Position
$ thousands	June 30, 2019	December 31, 2018	Chg %

ASSETS
Non-Current Assets
Property, plant and equipment, net	1,613,844	1,480,439	9.0%
Right of use assets	249,103	—	n . a
Investment property	40,725	40,725	—%
Intangible assets, net	36,372	27,909	30.3%
Biological assets	13,420	11,270	19.1%
Deferred income tax assets	8,890	16,191	(45.1)%
Trade and other receivables, net	45,115	38,820	16.2%
Other assets	1,098	1,184	(7.3)%
Total Non-Current Assets	2,008,567	1,616,538	24.3%
Current Assets
Biological assets	84,824	94,117	(9.9)%
Inventories	200,853	128,102	56.8%
Trade and other receivables, net	149,419	158,686	(5.8)%
Derivative financial instruments	1,716	6,286	(72.7)%
Other assets	158	8	1,875.0%
Cash and cash equivalents	137,990	273,635	(49.6)%
Total Current Assets	574,960	660,834	(13.0)%
TOTAL ASSETS	2,583,527	2,277,372	13.4%

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	183,573	183,573	—%
Share premium	904,958	900,503	0.5%
Cumulative translation adjustment	(637,554)	(666,037)	(4.3)%
Equity-settled compensation	13,565	16,191	(16.2)%
Cash flow hedge	(57,346)	(56,884)	0.8%
Other reserves	45,613	32,380	40.9%
Treasury shares	(6,907)	(8,741)	(21.0)%
Revaluation surplus	365,771	383,889	(4.7)%
Reserve from the sale of non-controlling interests in subsidiaries	41,574	41,574	—%
Retained earnings	247,718	237,188	4.4%
Equity attributable to equity holders of the parent	1,100,965	1,063,636	3.5%
Non-controlling interest	45,733	44,509	2.8%
TOTAL SHAREHOLDERS EQUITY	1,146,698	1,108,145	3.5%

LIABILITIES
Non-Current Liabilities
Trade and other payables	3,517	211	1,566.8%
Borrowings	706,469	718,484	(1.7)%
Lease liabilities	172,487	—	n . a
Deferred income tax liabilities	181,445	168,171	7.9%
Payroll and social liabilities	956	1,219	(21.6)%
Provisions for other liabilities	3,294	3,296	(0.1)%
Total Non-Current Liabilities	1,068,168	891,381	19.8%
Current Liabilities
Trade and other payables	87,240	106,226	(17.9)%
Current income tax liabilities	1,562	1,398	11.7%
Payroll and social liabilities	25,811	25,978	(0.6)%
Borrowings	206,747	143,632	43.9%
Lease liabilities	42,679	—	n . a
Derivative financial instruments	3,762	283	1,229.3%
Provisions for other liabilities	860	329	161.4%
Total Current Liabilities	368,661	277,846	32.7%
TOTAL LIABILITIES	1,436,829	1,169,227	22.9%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	2,583,527	2,277,372	13.4%